ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) focuses on the financial condition and results of operations of the Company as at and for the six months ended June 30, 2007, in comparison to the corresponding prior year period. It is intended to supplement the unaudited consolidated financial statements for the six months ending June 30, 2007 and related notes contained therein. It should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the related annual MD&A which have been lodged with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been lodged with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

(*) available at the SEDAR website at www.sedar.com

1.1	Significant Events During the Second Quarter

i) Bolanitos Exploitation Contracts Acquisition: On May 2, 2007 the Company announced that it had closed the acquisition of the exploitation contracts to the producing Bolanitos silver (gold) mines and plant, located in the Guanajuato and La Luz silver districts of Guanajuato state, Mexico, from Minas de La Luz SA de CV ("MdlL"). Endeavour paid US$2.4 million in cash and 224,215 common shares priced at US$4.46 per share for the exploitation rights at Bolanitos.

ii) Bolanitos Property and Plant Acquisition: On June 4, 2007 Endeavour also announced that it had closed an agreement with two subsidiary companies of Industrias Penoles SA de CV ("Penoles") to purchase all of the Bolanitos property and plant assets. The purchase price was 800,000 common shares of Endeavour and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. This Penoles agreement, upon closing on or before May 30, 2007 subject to regulatory approvals, will give Endeavour a 100% interest in the Bolanitos Mines project, free and clear of any royalties. Following the transaction, Penoles held 2.8 million shares of Endeavour, or approximately 6.2% of the issued share capital.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

2.0	Production Results

Consolidated Production Results

The consolidated production results reflect the acquisition of the Bolanitos mine on May 2, 2007.

Plant throughput for the quarter ended June 30, 2007 was 58,061 tonnes at an average grade of 290 gpt silver and 0.99 gpt gold.

Silver production was 430,248 ozs compared to 350,087 ozs in Q2 2006 an increase of 23%. The increased silver production is attributable to both an increase in plant throughput at Guanacevi and two months production from the Bolanitos acquisition. The average silver grade was 59% lower in Q2, 2007 compared to Q2, 2006 due to lower silver grades from Guanacevi and the lower silver grade from Bolanitos. Gold grades were also lower in the quarter reflecting ore types processed at Guanacevi, partially offset by the higher gold grades from Bolanitos. The Bolanitos mine has lower silver grades but significantly higher gold grades than the Guanacevi mine.

The following table compares 100% production in 2007 to 100% production in the 2006 year:

Comparative Table of Mine Operations
Consolidated	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(% )	Au(% )
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67
Q3, 2006	31,201	404	0.73	332,407	619	81.9	85
Q4, 2006	33,664	426	0.80	369,295	671	80.2	77
2006	117,255	449	0.90	1,352,661	2,493	80.0	73
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76
YTD 2007	105,841	352	0.94	921,234	2,501	74.8	76
Q2, 2007 : Q2, 2006	110%	-41%	-16%	23%	112%	-7%	14%
YTD, 2007 : YTD, 2006	102%	-28%	-12%	42%	108%	-5%	14%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

Guanacevi Mines Project

For the quarter ended June 30, 2007, total mine output was 49,847 dry tonnes and for the six months to June 30, 2007 was 84,301 dry tonnes.

Plant throughput for the quarter was 40,749 tonnes, grading 377 gpt silver and 0.72 gpt gold. Silver production of 374,809 ozs was 7% higher than the corresponding second quarter in 2006. Gold production of 1,020 ozs was 16% higher than the second quarter in 2006. For the six months ended June 30, 2007 silver production at Guanacevi of 865,795 ozs was 33% higher than the corresponding six months in 2006 and gold production of 1,831 ozs was 52% higher than the corresponding six months in 2006.

The Company consolidated and commenced to report the Guanacevi operations from 28 January 2006 when 51% mine ownership was attained. The following table for Guanacevi compares 100% production in 2007 to 100% production in the 2006 year:

Guanacevi Mines	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(% )	Au(% )
Production 2006 Year: 51% mine ownership January 28, 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67
Q3, 2006	31,201	404	0.73	332,407	619	81.9	85
Q4, 2006	33,664	426	0.80	369,295	671	80.2	77
2006	117,255	449	0.90	1,352,661	2,493	80.0	73
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75
Q2, 2007	40,749	377	0.72	374,809	811	75.9	86
YTD 2007	88,530	404	0.81	865,795	1,831	75.3	80
Q2, 2007 : Q2, 2006	48%	-23%	-39%	7%	16%	-5%	28%
YTD, 2007 : YTD, 2006	69%	-17%	-24%	33%	52%	-5%	20%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

Bolanitos Mines Project

The Bolanitos Mines Project was purchased on May 2, 2007. Operating results are for the two months ended June 30, 2007.

Plant throughput for the second quarter 2007 was 17,312 tonnes. Silver production was 47,870 ozs of silver and 657 ozs of gold. The following table summarises the results.

Comparative Table of Mine Operations
Bolanitos Mines	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(% )	Au(% )
Production 2007 Year: Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0
Q2, 2007	17,311	120	1.7	47,870	657	71.7	69
YTD 2007	17,311	120	1.7	47,870	657	71.7	69

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

2.1	Financial Results

Three and six Months ended June 30, 2007 compared with the three and six months ended June 30, 2006

	Three Months	Three Months	Six Months
(in US $000s except per share	Ended June 30,	Ended June 30,	Ended June 30,	Six Months Ended
amounts)	2007	2006	2007	June 30, 2006

Sales Revenue	$6,385	$4,550	$13,615	$6,831

Cost of mine operations	$5,092	$1,348	$8,659	$2,738
Depreciation and depletion	$609	$818	$1,568	$1,245
Earnings from mine operations	$684	$2,384	$3,388	$2,848

Net loss:
(i) Total	$(2,076)	$(695)	$(4,324)	$(3,195)
(ii) Basic per share	$(0.05)	$(0.02)	$(0.10)	$(0.09)
(iii) Diluted per share	$(0.05)	$(0.02)	$(0.10)	$(0.09)

The Company realized Mine Operating Earnings of $684,000 from its mining and milling operations on sales of $6.4 million for the Quarter ended June 30, 2007. Cost of sales was $5.1 million and depreciation and depletion $0.6 million.

The Operating Loss for the Quarter was $5.9 million after Exploration of $1.3 million, General and Administration costs of $1.5 million and Stock Based Compensation of $3.4 million. This compares to an Operating Profit of $69 thousand in the 2nd Quarter 2006 and comparative costs of $0.2 million for General and Administration and $1.8 million for Stock Based Compensation.

The Loss Before Taxes for the Quarter was $3.9 million after Investment and Other Income compared to a $93 thousand loss in the 2nd Quarter 2006. Foreign exchange gains were $1.5 million compared to a foreign exchange loss of 0.5 million in the 2nd Quarter of 2006 and realized gains on marketable securities was $0.2 million compared to nil in the corresponding 2nd Quarter of 2006.

The Company incurred a Loss for the Quarter of $2.1 million after Income Tax Recovery of $1.8 million compared to a loss of $0.7 million in the 2nd Quarter 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

2.2	Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning. Cash cost per oz of silver is calculated net of gold credits

The cash cost per oz of silver produced in the 2nd Quarter 2007 of US$10.19 per oz compared to the 1st Quarter 2007 of $5.85 per oz was adversely impacted by two factors: lower production of silver and gold; and higher plant operating costs.

Metal production was negatively affected by reduced throughput at Guanacevi due to decreased availability related to plant capital projects. Also during the quarter, ore processed at Guanacevi was sourced from lower grade sections of stockpiles.

For both Guanacevi and Bolanitos, the company is presently incurring additional operating costs as we implement our expansion and efficiency programs.

At Bolanitos which was acquired during the quarter we have incurred higher operating costs and low silver production as we determine strategies to increase efficiencies and grade from the mines and the plant.

The cash cost per oz of silver produced for the 2nd Quarter 2007 of US$10.19 per oz compares to US$2.77 per oz in the 2nd Quarter 2006. The above noted impacts are also reflected in this comparison.

Reconciliation of cash cost per oz to cost of sales:

(in US $000s except ozs	Three Months	Three Months	Six Months	Six Months
produced/payable and cash	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
cost/oz)	2007	2006	2007	2006

Cost of Sales	$5,092	$1,349	$8,659	$2,738
Add/(Subtract):
Change in Inventories	$-		$(98)
By-Product gold sales	$(773)	$(389)	$(1,426)	$(562)
Cash Operating Costs	$4,319	$960	$7,135	$2,176

Ozs Produced	$430,252	$350,087	921,238	550,668
Ozs Payable	$424,035	$346,586	910,111	545,162

Cash Cost Per Oz US$ *	$10.19	$2.77	$7.84	$3.99

*	Based on payable silver production attributable to cost of sales. June Quarter 2006 adjusted for date of acquisition of the Guanacevi Mines Project.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

2.3	Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended June 30, 2007:

	Dec 31, 2007			Dec 31, 2006			Dec 31, 2005
(in US$000s				Period End			Period End
except per share amounts)	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Aug 31

Total Revenues	6385	$7,230	$6,035	$2,806	$4,550	$2,281	$-	$-

Net income (loss):
(i) Total	$(2,076)	$(1,856)	$(711)	$(153)	$(1,493)	$(1,701)	$(2,891)	$(849)
(ii) Basic per share	$(0.05)	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)	$(0.04)
(iii) Diluted per share	$(0.05)	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)	$(0.04)

In 2005, the Guanacevi Mines Project was under option and was accounted for as an interest in mineral properties. From January 28, 2006 when 51% ownership was attained the Project was accounted for using the purchase method of accounting and consolidated into the financial results. Selected information in the 2006 Comparative year has been restated for the change in accounting policy to expense exploration cost as incurred.

In 2006, the revenue trend reflects higher sales proceeds achieved particularly in the June and December Quarters from higher metal prices. In addition the Mexican subsidiaries previously accounted for revenue on a net proceeds basis (i.e. net of refining charges). In the 4th Quarter 2006, an increase of $0.4 million was recorded for Revenues to reflect 2006 Revenue on a gross proceeds basis before refining charges. A corresponding adjustment has been made to increase the cost of production. Costs increased in the 4th Quarter 2006 due to an increase in labour costs at the Guanacevi Mines Project as the mine moved from contract to employee labour. In addition, a provision of $0.4 million was recorded in the 4th Quarter to reflect estimates of additional employee related taxes payable for the Mexican operations in 2006.

In the 1st Quarter 2007 higher production and higher sales proceeds reflects the commissioning of the 800 tpd ball mill in late February. The higher loss for the 1st Quarter 2007 reflects higher earnings from Mine Operations offset by a higher Non Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs, which were written off as incurred.

In the 2nd Quarter 2007 metal production was impacted by the processing of lower head grade ore from Guanacevi partially offset by the initial contribution of Bolanitos. The higher loss for the 2nd Quarter 2007 reflects lower earnings from Mine Operations, Exploration costs and the required costing of non-cash Stock Based Compensation

2.4	Liquidity and Capital Resources

Operating activities used $5.4 million in the 2nd Quarter 2007 compared to $0.4 million in the 2nd Quarter 2007. The major impact was from changes in working capital.

Investing activities in the 2nd Quarter 2007 were $3.4 million for the acquisition and construction of property, plant and equipment compared to $1.6 million in the 2ndQuarter 2006.

Financing activities through the issue of shares raised net $2.3 million in the 2nd Quarter 2007 compared to $21 million in the 2nd Quarter 2006.

The cash and cash equivalents balance decreased from $32.5 million at June 30, 2006 to $24.1 million at June 30, 2007. Cash and cash equivalents decreased by $7.1 million during the 2nd Quarter 2007 as a result of the share

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

issues operating requirements and property plant and equipment expenditures. Working capital was $36.1 million at June 30, 2007.

The following table contains selected financial information of the Company’s liquidity:

	As at	As at
(in US $000s)	June 30, 2007	June 30, 2006

Cash and cash equivalents	$24,130	$32,532
Working capital	$36,133	$41,062

2.5	Contractual Obligation

The Company had contractual obligations amounting to US$1.0 million relating to plant & equipment and mine development at the Guanacevi Mines Project and other property payments

2.6	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

2.7	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

2.8	Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral reserves, fair values on acquisition, impairment of long lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

2.9	Changes in Reporting Currency, Accounting Policies and Changes in Accounting Policies

Details relating to the Change in Functional Currency and Reporting Currency are explained in Note 2 to the Financial Statements.

The Company’s Significant Accounting policies are described in Note 3 to the Consolidated Financial Statements.

Changes in Accounting Policies introduced during the year are recorded in detail in Note 4 of the Financial Statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

2.10	Financial Instruments and Other Instruments

The Company held cash, cash equivalents and marketable securities at June 30, 2007 as recorded in the Consolidated Financial Statements. There were no other off balance sheet financial or other instruments.

2.11	Outlook

Capital raisings in 2006 have significantly enhanced the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. The property acquisitions in Mexico, coupled with cash of $24 million at June 30, 2007, should help progress the Company’s goal to becoming a top tier primary silver producer. The Company will focus on expanding its landholdings and silver production, reserves and resources through expanded programs of exploration drilling, underground development and production optimization.

The plant expansion program at Guanacevi will continue in 2007 with the emphasis on improving metal recoveries and overall plant efficiency. The expansion includes: an increase in the capacity of the crushing/screening circuit; an aeration system for leach agitation tanks; a change in the circuit that will incorporate an intermediate thickener for scalping pregnant solution; a new Merrill-Crowe installation with pressure clarifiers; a new refinery facility; and a high density thickener to enhance the efficiency of the tailings disposal process.

A review of the Bolanitos properties is in progress to improve mine and plant efficiency and work has commenced to establish drilling targets for exploration.

On July 11 the Company announced that with the recent acquisition of the Bolanitos Mines Project, the Company had raised its 2007 production forecast to 2.8 million ozs of silver and 7,500 ozs of gold.

2.12	Subsequent Events

Nil

2.13	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the six months ended June 30, 2007 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Changes in Internal Controls Over Financial Reporting - Remedial Action Implemented and Planned. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended June 30, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 14, 2007

Internal Control Risks and Changes in Internal Controls over Financial Reporting

Risks from Remote Operations

The Company’s operations are undertaken in remote locations in Mexico. The operations were previously undertaken by private corporations which were purchased by the Company during 2006. The officers and staff of those private corporations have previously not been required to maintain disclosure controls or internal controls over financial reporting to the same standard now required. In addition, there was a large turnover of accounting staff at the Mexican operations in the last quarter of 2006 and the first quarter of 2007. Staff changes also occurred during the second quarter of 2007.

Internal Control Weaknesses Identified

There have been difficulties in establishing the opening balance sheet on a Canadian GAAP and US GAAP basis of the subsidiaries acquired, there have been difficulties in confirming the taxation base of the subsidiaries acquired, there have been difficulties in transforming the reporting of the subsidiaries acquired from a cash basis of reporting to an accruals basis of reporting, there have been continuing difficulties in obtaining timely information from the subsidiaries acquired, here have been difficulties in the reconciliation process for the accounts in the subsidiaries acquired and there have been difficulties associated with the introduction of new accounting software and systems in Mexico. There have been instances of insufficient segregation of duties which although typical of small companies of this size were outside those anticipated. There have been continuing accounting staff resource constraints both in capacity and skills which have impacted on the financial reporting of income taxes and complex accounting transactions.

Likelihood of Material Misstatement

Management has determined that certain weaknesses in the Company’s internal controls over financial reporting stemming principally from its Mexican operations could result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management in Canada and Mexico and the board of directors have been working to mitigate the risk of a material misstatement in financial reporting. However, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement at this time.

Remedial Action Implemented and Planned

The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to local Mexican taxation regulatory matters. Significant time has been spent by senior financial staff on proving balances in the Mexican subsidiaries as at December 31 2006 and again during 2007. More rigorous reporting and control standards have been introduced during the 1st and 2nd Quarters of 2007. Additional controls and changes to the reporting structure have now been determined to be necessary and will be implemented in the 3rd Quarter of 2007. Management and senior financial staff will continue to closely monitor the financial reporting from the operations in Mexico. Management and the Audit Committee have engaged additional external audit services to perform additional procedures including the testing of internal controls and the review of the accuracy of financial reporting progressively through 2007 until the control weaknesses are remedied.